UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13G
                                 (RULE 13d-102)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             Henley Healthcare, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   42550V 107
                                 (CUSIP Number)

                                  June 26, 1996
             (Date of Event Which Requires Filing of this Statement)


      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ]  Rule 13d-1(b)

         [ ]  Rule 13d-1(c)

         [X]  Rule 13d-1(d)

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                                  SCHEDULE 13G

CUSIP NO. 42550V 107                                           PAGE 2 OF 5 PAGES



--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Chadwick F. Smith, M.D.
--------------------------------------------------------------------------------

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          (a)  [ ]
          (b)  [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------

   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
                 |
                 |  5  SOLE VOTING POWER
   NUMBER OF     |         540,666
     SHARES      |  ------------------------------------------------------------
  BENEFICIALLY   |  6  SHARED VOTING POWER
    OWNED BY     |         0
      EACH       |  ------------------------------------------------------------
    REPORTING    |  7  SOLE DISPOSITIVE POWER
     PERSON      |         540,666
      WITH       |  ------------------------------------------------------------
                 |  8  SHARED DISPOSITIVE POWER
                 |         0
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        540,666
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.6%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------

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CUSIP NO. 42550V 107                                           PAGE 3 OF 5 PAGES

ITEM 1(A).  NAME OF ISSUER

      This statement on Schedule 13G relates to beneficial ownership of shares of Common Stock, $0.01 par value per share, of Henley Healthcare, Inc., a Texas corporation (the "Issuer").

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

      The address of the Issuer's principal executive offices is 120 Industrial Boulevard, Sugarland, Texas 77478, and its telephone number at that address is
(281) 276-7000.

ITEM 2(A).  NAME OF PERSON FILING

      The name of the person filing this statement on Schedule 13G is Chadwick
F. Smith, M.D.

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE

      The address of Chadwick F. Smith, M.D. is 1127 Wilshire Blvd., Los Angeles, California 90017, and his telephone number at that address is (213) 481-1122.

ITEM 2(C).  CITIZENSHIP

      Chadwick F. Smith, M.D. is a citizen of the United States of America.

ITEM 2(D).  TITLE OF CLASS OF SECURITIES

      This statement on Schedule 13G relates to shares of Common Stock, $.01 par value per share ("Common Stock"), of the Issuer.

ITEM 2(E).  CUSIP NUMBER

      The CUSIP Number of the Issuer is 42550V 107.

ITEM  3.  IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR
          (C), CHECK WHETHER THE PERSON FILING IS A:

  (a) [ ] Broker or Dealer registered under Section 15 of the Act

  (b) [ ] Bank as defined in section 3(a)(6) of the Act

  (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act

  (d) [ ] Investment Company registered under section 8 of the Investment Company Act

  (e) [ ] Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

  (f) [ ] Employee Benefit Plan or endorsement fund in accordance with Rule 13d-1(b)(1)(ii)(G)

  (g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(1)(ii)(G)

  (h) [ ] A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act

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CUSIP NO. 42550V 107                                           PAGE 4 OF 5 PAGES


  (i) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

ITEM 4.  OWNERSHIP

         (a) Chadwick F. Smith beneficially owns 540,666 shares of Common
             Stock;

         (b) Chadwick F. Smith beneficially owns 9.6% of the Issuer's outstanding Common Stock, computed in the manner specified in SEC Rule 13d-3(d)(1); and

         (c) The number of shares of Common Stock as to which Chadwick F. Smith has:

            (i)   sole power to vote or direct the vote, is 540,666;

            (ii)  shared power to vote or direct the vote, is 0;

            (iii) sole power to dispose of or to direct the disposition of, is 540,666;

            (iv)  shared power to dispose or direct the disposition of, is 0.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

      If this statement is being filed to report the fact as of the date hereof the reporting person has ceased to be beneficial owner of more than 5 percent of the class of securities, check the following [ ].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         No response to Item 6 is required.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         No response to Item 7 is required.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         No response to Item 8 is required.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         No response to Item 9 is required.

ITEM 10. CERTIFICATION

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

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CUSIP NO. 42550V 107                                           PAGE 5 OF 5 PAGES


                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              FEBRUARY 14, 1999
                                                    Date



                                               /S/ CHADWICK F. SMITH
                                                      Signature



                                                    CHADWICK F. SMITH
                                                         Name